                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c)
           AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
                               (Amendment No.5)*

                               EPIX MEDICAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    26881Q101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 16 Pages
                            Exhibit Index on Page 14

CUSIP NO. 26881Q101                    13 G                   Page 2 of 16 Pages

 1   NAME OF REPORTING PERSON
     BESSEMER VENTURE PARTNERS III L.P. ("BVP III")

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [ ]
     (b)  [X]

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Delaware

               5    SOLE VOTING POWER
                    1,407,278 shares, except that Deer III & Co., LLC
  NUMBER OF         ("Deer III"), the general partner of BVP III, may be
    SHARES          deemed to have sole power to vote these shares, and Robert
 BENEFICIALLY       H. Buescher ("Buescher"), William T. Burgin ("Burgin"),
OWNED BY EACH       David J. Cowan ("Cowan"), Christopher F. O. Gabrieli
  REPORTING         ("Gabrieli") and G. Felda Hardymon ("Hardymon"), the
 PERSON WITH        managers of Deer III, may be deemed to have shared power
                    to vote these shares.

                6    SHARED VOTING POWER
                     See response to row 5.

                7    SOLE DISPOSITIVE POWER
                     1,407,278 shares, except that Deer III, the general partner of BVP III, may be deemed to have sole power to dispose of these shares, and Buescher, Burgin, Cowan, Gabrieli and Hardymon, the managers of Deer III, may be deemed to have shared power to dispose of these shares.

                8    SHARED DISPOSITIVE POWER
                     See response to row 7.

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,407,278

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
          [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.25%

12   TYPE OF REPORTING PERSON
          PN

CUSIP NO. 26881Q101                    13 G                   Page 3 of 16 Pages

 1   NAME OF REPORTING PERSON
     BVP III SPECIAL SITUATIONS, L.P. ("BVP III SS")

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [ ]
     (b)  [X]

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

               5    SOLE VOTING POWER
                    24,259 shares, except that Deer III, the general partner
  NUMBER OF         of BVP III SS, may be deemed to have sole power to vote
    SHARES          these shares, and Buescher, Burgin, Cowan, Gabrieli and
 BENEFICIALLY       Hardymon, the managers of Deer III, may be deemed to have
OWNED BY EACH       shared power to vote these shares.
  REPORTING
 PERSON WITH   6    SHARED VOTING POWER
                    See response to row 5.

               7    SOLE DISPOSITIVE POWER
                    24,259 shares, except that Deer III, the general partner of BVP III SS, may be deemed to have sole power to dispose of these shares, and Buescher, Burgin, Cowan, Gabrieli and Hardymon, the managers of Deer III, may be deemed to have shared power to dispose of these shares.

               8    SHARED DISPOSITIVE POWER
                    See response to row 7.

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          24,259

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
          [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          Less than 1%

12   TYPE OF REPORTING PERSON
          PN

CUSIP NO. 26881Q101                    13 G                   Page 4 of 16 Pages

 1   NAME OF REPORTING PERSON
     DEER III & CO. LLC ("DEER III")

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [ ]
     (b)  [X]

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

               5    SOLE VOTING POWER
                    1,431,537 shares, of which 1,407,278 are directly owned by
  NUMBER OF         BVP III and 24,259 are directly owned by BVP III SS.
    SHARES          Deer III, the general partner of BVP III and BVP III SS,
 BENEFICIALLY       may be deemed to have sole power to vote these shares, and
OWNED BY EACH       Buescher, Burgin, Cowan, Gabrieli and Hardymon, the
  REPORTING         managers of Deer III, may be deemed to have shared power
 PERSON WITH        to vote these shares.

               6    SHARED VOTING POWER
                    See response to row 5.

               7    SOLE DISPOSITIVE POWER
                    1,431,537 shares, of which 1,407,278 are directly owned by BVP III and 24,259 are directly owned by BVP III SS. Deer III, the general partner of BVP III and BVP III SS, may be deemed to have sole power to dispose of these shares, and Buescher, Burgin, Cowan, Gabrieli and Hardymon, the managers of Deer III, may be deemed to have shared power to dispose of these shares.

               8    SHARED DISPOSITIVE POWER
                    See response to row 7.

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,431,537

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
          [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.39%

12   TYPE OF REPORTING PERSON
          OO

CUSIP NO. 26881Q101                    13 G                   Page 5 of 16 Pages

 1   NAME OF REPORTING PERSON
     ROBERT H. BUESCHER

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [ ]
     (b)  [X]

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

               5    SOLE VOTING POWER
                    3,444 shares.
  NUMBER OF
    SHARES     6    SHARED VOTING POWER
 BENEFICIALLY       1,431,537 shares, as Buescher is a manager of Deer III
OWNED BY EACH       and may be deemed to have shared power to vote these
  REPORTING         shares.
 PERSON WITH
               7    SOLE DISPOSITIVE POWER
                    3,444 shares.

               8    SHARED DISPOSITIVE POWER
                    1,431,537 shares, as Buescher is a manager of Deer III and may be deemed to have shared power to dispose of these shares.

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,434,981

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
          [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.41%

12   TYPE OF REPORTING PERSON
          IN

CUSIP NO. 26881Q101                    13 G                   Page 6 of 16 Pages

 1   NAME OF REPORTING PERSON
     WILLIAM T. BURGIN

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [ ]
     (b)  [X]

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

               5    SOLE VOTING POWER
                    0 shares.
  NUMBER OF
    SHARES     6    SHARED VOTING POWER
 BENEFICIALLY       1,431,537 shares, as Burgin is a manager of Deer III and
OWNED BY EACH       may be deemed to have shared power to vote these shares.
  REPORTING
 PERSON WITH   7    SOLE DISPOSITIVE POWER
                    0 shares.

               8    SHARED DISPOSITIVE POWER
                    1,431,537 shares, as Burgin is a manager of Deer III and may be deemed to have shared power to dispose of these shares.

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,431,537

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
          [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.39%

12   TYPE OF REPORTING PERSON
          IN

CUSIP NO. 26881Q101                    13 G                   Page 7 of 16 Pages

 1   NAME OF REPORTING PERSON
     DAVID J. COWAN

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [ ]
     (b)  [X]

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

               5    SOLE VOTING POWER
                    0 shares.
  NUMBER OF
    SHARES     6    SHARED VOTING POWER
 BENEFICIALLY       1,431,537 shares, as Cowan is a manager of Deer III and
OWNED BY EACH       may be deemed to have shared power to vote these shares.
  REPORTING
 PERSON WITH   7    SOLE DISPOSITIVE POWER
                    0 shares.

               8    SHARED DISPOSITIVE POWER
                    1,431,537 shares, as Cowan is a manager of Deer III and may be deemed to have shared power to dispose of these shares.

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,431,537

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
          [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.39%

12   TYPE OF REPORTING PERSON
          IN

CUSIP NO. 26881Q101                    13 G                   Page 8 of 16 Pages

 1   NAME OF REPORTING PERSON
     CHRISTOPHER F. O. GABRIELI

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [ ]
     (b)  [X]

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

               5    SOLE VOTING POWER
                    0 shares.
  NUMBER OF
    SHARES     6    SHARED VOTING POWER
 BENEFICIALLY       1,431,537 shares, as Gabrieli is a manager of Deer III
OWNED BY EACH       and may be deemed to have shared power to vote these
  REPORTING         shares.
 PERSON WITH
               7    SOLE DISPOSITIVE POWER
                    0 shares.

               8    SHARED DISPOSITIVE POWER
                    1,431,537 shares, as Gabrieli is a manager of Deer III and may be deemed to have shared power to dispose of these shares.

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,431,537

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
          [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.39%

12   TYPE OF REPORTING PERSON
          IN

CUSIP NO. 26881Q101                    13 G                   Page 9 of 16 Pages

 1   NAME OF REPORTING PERSON
     G. FELDA HARDYMON

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [ ]
     (b)  [X]

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

               5    SOLE VOTING POWER
                    0 shares.
  NUMBER OF
    SHARES     6    SHARED VOTING POWER
 BENEFICIALLY       1,431,537 shares, as Hardymon is a manager of Deer III
OWNED BY EACH       and may be deemed to have shared power to vote these
  REPORTING         shares.
 PERSON WITH
               7    SOLE DISPOSITIVE POWER
                    0 shares.

               8    SHARED DISPOSITIVE POWER
                    1,431,537 shares, as Hardymon is a manager of Deer III and may be deemed to have shared power to dispose of these shares.

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,431,537

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
          [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.39%

12   TYPE OF REPORTING PERSON
          IN

CUSIP NO. 26881Q101                    13 G                  Page 10 of 16 Pages

ITEM 1(a).     NAME OF ISSUER:

               EPIX Medical, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  71 Rogers Street
                  Cambridge, MA 02142

ITEM 2.

               (a), (b) and (c) Name of Person Filing, Address of Principal Business Office and Citizenship:

                    This statement is filed by Bessemer Venture Partners III
               L.P. ("BVP III"), a Delaware limited partnership, and BVP III Special Situations, L.P. ("BVP III SS"), a Delaware limited partnership. The principal business office for BVP III and BVP III SS is at 1865 Palmer Avenue, Suite 104, Larchmont, New York, 10538.

                    This statement is also filed (i) by Deer III & Co. LLC, a
               Delaware limited liability company ("Deer III"), the general partner of BVP III and BVP III SS and (ii) by Robert H. Buescher, William T. Burgin, David J. Cowan, Christopher F.O. Gabrieli and
               G. Felda Hardymon, who are all United States citizens and managers of Deer III. Deer III has its principal office at 1865 Palmer Avenue, Suite 104, Larchmont, New York, 10538. Mr. Cowan's principal business address is 535 Middlefield Road, Suite 245, Menlo Park, CA, 94025. Mr. Buescher's principal business address is the Larchmont address. The principal business address for the other members is 83 Walnut Street, Wellesley Hills, Massachusetts 02181-2101. BVP III and BVP III SS, together with the foregoing entities and individuals, are collectively referred to as the "Reporting Persons."

                    This Schedule 13G shall not be construed as an admission
               that any Reporting Person is, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes, the beneficial owner of any Common Stock disclosed in this Schedule 13G.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2(e).     CUSIP NUMBER:

               26881Q101

ITEM 3.        Not applicable.

ITEM 4.        OWNERSHIP:

               The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2002:

                    (a)  AMOUNT BENEFICIALLY OWNED:

                         See Row 9 of the cover page for each Reporting Person.

                    (b)  PERCENT OF CLASS:

                         See Row 11 of the cover page for each Reporting Person.

CUSIP NO. 26881Q101                    13 G                  Page 11 of 16 Pages

                    (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                         (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                               See Row 5 of the cover page for each Reporting Person.

                         (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                               See Row 6 of the cover page for each Reporting Person.

                         (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE
                               DISPOSITION OF:

                               See Row 7 of the cover page for each Reporting Person.

                         (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                               See Row 8 of the cover page for each Reporting Person.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationship among the Reporting Persons described herein, some or all of the Reporting Persons may be deemed to comprise a group within the meaning of Section 13 and the Rules promulgated thereunder. However, the Reporting Persons deny such group status.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

               Not applicable.

ITEM 10.       CERTIFICATION:

               Not applicable.

                        MATERIAL TO BE FILED AS EXHIBITS

          Exhibit A - Agreement of Joint Filing dated as of February 14, 2003.

                                                             Page 12 of 16 Pages

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003

                                         BESSEMER VENTURE PARTNERS III L.P.

                                         By: Deer III & Co. LLC, General Partner

                                         By: /s/ J. Edmund Colloton
                                             -----------------------------------
                                             J. Edmund Colloton
                                             Authorized Officer

                                         BVP III SPECIAL SITUATIONS L.P.

                                         By: Deer III & Co. LLC, General Partner

                                         By: /s/ J. Edmund Colloton
                                             -----------------------------------
                                             J. Edmund Colloton
                                             Authorized Officer

                                         DEER III & CO. LLC

                                         By: /s/ J. Edmund Colloton
                                             ----------------------------------
                                             J. Edmund Colloton
                                             Authorized Officer

                                         ROBERT H. BUESCHER

                                         By:          *
                                             -----------------------------------
                                             J. Edmund Colloton
                                             Attorney-in-Fact

                                         WILLIAM T. BURGIN

                                         By:          *
                                             -----------------------------------
                                             J. Edmund Colloton
                                             Attorney-in-Fact

                                         DAVID J. COWAN

                                         By:          *
                                             -----------------------------------
                                             J. Edmund Colloton
                                             Attorney-in-Fact

                                                             Page 13 of 16 Pages


                                         CHRISTOPHER F. O. GABRIELI

                                         By:          *
                                             -----------------------------------
                                             J. Edmund Colloton
                                             Attorney-in-Fact

                                         G. FELDA HARDYMON

                                         By:          *
                                             -----------------------------------
                                             J. Edmund Colloton
                                             Attorney-in-Fact

          *Signed pursuant to a Statement Appointing Designated Filer and Authorized Signatories, dated February 14, 2002 (the "Statement of Designation") and filed with the SEC on February 14, 2002 as an exhibit to the Form 13G for Telocity Delaware, Inc., filed by Bessemer Venture Partners IV, L.P., which Statement of Designation is incorporated by reference herein.

                                                             Page 14 of 16 Pages

                                  EXHIBIT INDEX

                                                                   Found on
                                                                 Sequentially
Exhibit                                                         Numbered Page
-------                                                         -------------
Exhibit A:     Agreement of Joint Filing                             15

                                                             Page 15 of 16 Pages

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

          The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of EPIX Medical, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G (or any amendment thereto).

          This Agreement may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date:  February 14, 2003

                                         BESSEMER VENTURE PARTNERS III L.P.

                                         By: Deer III & Co. LLC, General Partner

                                         By: /s/ J. Edmund Colloton
                                             -----------------------------------
                                             J. Edmund Colloton
                                             Authorized Officer

                                         BVP III SPECIAL SITUATIONS L.P.

                                         By: Deer III & Co. LLC, General Partner

                                         By: /s/ J. Edmund Colloton
                                             -----------------------------------
                                             J. Edmund Colloton
                                             Authorized Officer

                                         DEER III & CO. LLC

                                         By: /s/ J. Edmund Colloton
                                             ----------------------------------
                                             J. Edmund Colloton
                                             Authorized Officer

                                         ROBERT H. BUESCHER

                                         By:          *
                                             -----------------------------------
                                             J. Edmund Colloton
                                             Attorney-in-Fact

                                         WILLIAM T. BURGIN

                                         By:          *
                                             -----------------------------------
                                             J. Edmund Colloton
                                             Attorney-in-Fact

                                         DAVID J. COWAN

                                         By:          *
                                             -----------------------------------
                                             J. Edmund Colloton
                                             Attorney-in-Fact

                                                             Page 16 of 16 Pages

                                         CHRISTOPHER F. O. GABRIELI

                                         By:          *
                                             -----------------------------------
                                             J. Edmund Colloton
                                             Attorney-in-Fact

                                         G. FELDA HARDYMON

                                         By:          *
                                             -----------------------------------
                                             J. Edmund Colloton
                                             Attorney-in-Fact

          *Signed pursuant to a Statement Appointing Designated Filer and Authorized Signatories, dated February 14, 2002 (the "Statement of Designation") and filed with the SEC on February 14, 2002 as an exhibit to the Form 13G for Telocity Delaware, Inc., filed by Bessemer Venture Partners IV, L.P., which Statement of Designation is incorporated by reference herein.